JANA GROUP INCREASES CNET VOTING STAKE

             ADDRESSES CNET'S ATTEMPT TO CURTAIL SHAREHOLDER RIGHTS


NEW YORK, January 9, 2008 - JANA Partners LLC ("JANA") today disclosed that it has increased its voting stake in CNET Networks, Inc. (Nasdaq: CNET). JANA now holds approximately 10.5% of CNET's voting stock and maintains a separate approximately 6% non-voting economic interest. In addition, Sandell Asset Management Corp. ("Sandell") now holds an approximately 1.5% voting interest and maintains a separate approximately 3.5% non-voting economic interest in CNET. JANA has joined with Sandell, Paul Gardi of Alex Interactive Media, Spark Capital and Velocity Interactive Group in seeking to elect two individuals to replace the board members who are up for re-election at CNET's 2008 stockholders meeting and to expand CNET's board by five members and nominate individuals to fill those vacancies.

JANA also denied CNET's misrepresentation that JANA was attempting to gain "control of the Company without offering sufficient value to all stockholders." JANA Managing Partner Barry Rosenstein noted that the group's plan is to add highly-qualified Board members who will focus on creating long-term value for all stockholders and that no offer for the company had been made by the group. Rosenstein said, "Not surprisingly, CNET has mischaracterized our objectives. We have not made an offer to buy the company without paying a premium. In fact, it is CNET's own underperformance that makes it more vulnerable to an opportunistic acquirer looking to acquire it cheaply and create value for its own benefit rather than the benefit of all shareholders. We are seeking to address this underperformance and will benefit only to the extent all stockholders benefit. This is why we have taken the unique step of partnering with a venture capital fund and experienced operators and managers, all of whom have a history of focusing on creating long-term, sustainable value for stockholders."

JANA also addressed CNET's contention that JANA's nomination of candidates for CNET's board is "improper" under CNET's bylaws. Rosenstein said, "CNET does not have the right to pick and choose which stockholders have a `legitimate interest', whether under Delaware law or broader principles of a board's duty to stockholders. We have proposed highly qualified Board nominees with significant operating and board experience and who have substantive proposals to address CNET's ongoing underperformance. We find it outrageous that CNET's response is to hide behind a clearly invalid interpretation of the bylaws to prevent stockholders from exercising their legitimate rights, which we believe will be futile."

JANA has been advised that CNET's interpretation of its bylaws, which would permit only stockholders who have held $1,000 worth of stock for a year to propose business and nominees and would allow only the board's nominating committee to nominate directors, is clearly flawed. Moreover, CNET's interpretation conflicts with clearly established principles of Delaware law, including the principles that bylaws must be reasonable and cannot interfere with stockholder voting rights absent a proper purpose, such as providing for an orderly meeting of shareholders, and that a company cannot use its bylaws to treat holders of the same class of stock unequally with respect to their voting rights. An affiliate of JANA filed suit earlier this week in Delaware Chancery Court seeking to enjoin CNET's attempt to prevent it from nominating directors and bringing other business at the 2008 stockholders meeting.


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BACKGROUND

JANA PARTNERS LLC is a multi-billion dollar investment management firm founded in 2001 by Barry Rosenstein. JANA has on numerous occasions, alone or with other shareholders, challenged management to focus on creating shareholder value, including with respect to Kerr-McGee Corporation, Time Warner, Titan International, TD Ameritrade and The Houston Exploration Company.

ALEX INTERACTIVE MEDIA, LLC ("AIM") is a private company focused on leveraging its domain expertise in digital media and related industries.

SPARK CAPITAL is a venture capital fund focused on building businesses that transform the distribution, management and monetization of media and content, with experience in identifying and actively building market-leading companies in sectors including infrastructure (Qtera, RiverDelta, Aether Systems, Broadbus and BigBand), networks (College Sports Television, TVONE and XCOM) and services (Akamai and the Platform). Spark Capital has over $600 million under management, and is based in Boston, Massachusetts.

VELOCITY INTERACTIVE GROUP, LLC is an investment firm that focuses on digital media and communications. Velocity Interactive Group has offices in Palo Alto, Los Angeles and New York.

SANDELL ASSET MANAGEMENT CORP., is a multi-billion dollar global investment management firm, founded by Thomas E. Sandell, that focuses on global corporate events and restructurings throughout North America, Continental Europe, the United Kingdom, Latin America and the Asia-Pacific theatres. Sandell frequently will take an "active involvement" in facilitating financial or organization improvements accruing to the benefit of investors.

ALL STOCKHOLDERS OF CNET ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE INVESTORS AND NOMINEES NAMED ABOVE (THE "POTENTIAL PARTICIPANTS") FROM THE STOCKHOLDERS OF CNET FOR USE AT THE 2008 ANNUAL MEETING OF STOCKHOLDERS OF CNET WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN AND IF COMPLETED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF CNET AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE POTENTIAL PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A FILED BY THE POTENTIAL PARTICIPANTS WITH THE SEC ON JANUARY 9, 2008.

CONTACTS:


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Sard Verbinnen & Co
George Sard 212-687-8080
or
Paul Kranhold or Andrew Cole, 415-618-8750 or
JANA Partners LLC
Charles Penner, 212-692-7696

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